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September 19, 2013

James E. O’Connor Christina D. Fettig Division of Investment Management Securities and Exchange Commission Washington, D.C. 20549

Re:	Apollo Investment Corporation (File Nos. 333-189817 and 814-00646)

Dear Mr. O’Connor and Ms. Fettig:

Apollo Investment Corporation (the “Company”) has authorized us to make the following responses to the oral comment received from you on September 11, 2013 to Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form N-2 (File No. 333-189817) (the “Registration Statement”) as filed with the Securities and Exchange Commission (the “Commission”) on September 9, 2013. The comment is set forth below in bold font and the Company’s response follows the comment.

Prospectus

Financial Statements

Schedule of Investments:

1. Please confirm that the Company performed the tests under Rules 3-09 and 4-08(g) of Regulation S-X and that no further disclosure is required.

The Company confirms that it does not believe any of its portfolio subsidiaries triggers the investment, assets or income tests in S-X 3-09 or, except as described below, the investment, assets or income tests referred to in S-X 4-08(g) for 2013. The Company does, however, provide S-X 4-08(g) type disclosure relating to AIC Credit Opportunities Fund (“AICCOF”) pursuant to an understanding previously reached with the staff relating to a consolidation question raised by the staff of the Commission (the “Staff”) with respect to that subsidiary. Although AICCOF’s contribution to the Company’s change in

James E. O’Connor

Christina D. Fettig

September 19, 2013

net assets from operations for 2013 exceeded 10% of the Company’s change in net assets from operations for 2013 for the Company and all its subsidiaries, this was substantially entirely due to fluctuations in valuation and would have been a case where, on the Company’s understanding of the Staff’s current views on the application of S-X 4-08(g), the Company would conclude S-X 4-08(g) disclosure should not be required. During the quarter ending September 30, 2013, AICCOF sold its remaining security investment position and the only remaining assets in AICCOF are undistributed cash. The expectation is that AICCOF will be fully wound down prior to the next fiscal year-end.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions, please call Richard Prins at 212-735-2790.

Sincerely,

/s/ Richard Prins
Richard Prins